General Growth Properties, Inc.

November 19, 2008

Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Kevin Woody

RE: **General Growth Properties, Inc. (the "Company")**
Form 8-K for Event Reported October 21, 2008
Filed October 27, 2008
File No. 001-11656

(By FAX and US Mail)

Ladies and Gentlemen:

As discussed in a telephonic conversation Monday, November 17, 2008 between Mark Rakip, Staff Accountant with the Securities and Exchange Commission (the "Commission" or the "SEC") Division of Corporation Finance, and Scott Nelson, Vice President Accounting and Finance at the Company, attached is our preliminary response to the comment contained in your letter dated November 3, 2008 (the "Comment Letter") to Exhibit 99.1 of the Company's Form 8-K filed with the Commission, as referenced above, on October 27, 2008. That conversation also included an agreement for the Company to provide the SEC with a final response to the comment upon completion of its final evaluation.

The Company's preliminary response to the Commission's comment raised in the Comment Letter is set forth below. The Commission's comment is reproduced in italics and is followed by the Company's response.

Form 8-K filed October 27, 2008

Exhibit 99.1

1. *We note from your disclosure that affiliates of the Bucksbaum family trust advanced an unsecured loan to Mr. Freibaum, your former Director and Chief Financial Officer, and that $80 million of the original $90 million unsecured loan is presently outstanding. It appears a principal stockholder of the company has settled the personal margin debt related to the company's common stock on Mr. Freibaum's behalf generating the original $90 million unsecured loan. As such, please tell us whether the company has considered, and provide us with your analysis of SAB Topic 5.T. Within your response, please provide support detailing how you believe Mr. Freibaum will be able to repay the outstanding amount due.*

    We considered SAB Topic 5.T, *Accounting For Expenses Or Liabilities Paid By Principal Stockholder(s)*, and concluded that the guidance in SAB Topic 5.T was relevant to this situation. We included the following summary of our analysis of this topic on page 27 in Note 8 of Company's Form 10-Q for the quarterly period ended September 30, 2008 (filed November 10, 2008):

    > Officer Loans
    > Subsequent to September 30, 2008, the independent members of the Company's Board of Directors learned that between November 2007 and September 2008, an affiliate of certain Bucksbaum family trusts advanced unsecured loans, without the Board's approval, to Mr. Michaels, the Company's chief operating officer, and Mr. Bernard Freibaum, the Company's former director and chief financial officer, for the purpose of repaying personal margin debt relating to Company common stock owned by each of them. The loan to Mr. Michaels, which totaled $10 million, has been repaid in full. The loans to Mr.



110 North Wacker Drive

Chicago, Illinois 60606

312 960-5000

www.ggp.com

Freibaum totaled $90 million, of which $80 million is presently outstanding. No Company assets or resources were involved in the loans and no laws or Securities and Exchange Commission rules were violated as a result of the loans. However, a loan by the Company to a director or officer of the Company is prohibited under applicable Company policy. Under applicable GAAP guidance, as a result of these loans the Company may be deemed to have received a contribution to capital by the lender of the loans and to have incurred compensation expense (measured by the value of any beneficial terms of such loans at the time such loans were made) in an equal amount for no incremental equity interest in the Company. The Company has made a preliminary estimate of such expense and has concluded that such expense is immaterial to the Company's financial statements for the year ended December 31, 2007 and the three and nine months ended September 30, 2008. The Company is reviewing this guidance and will record non-cash compensation expense and a capital contribution in the fourth quarter of 2008 when such estimates are finalized.

As indicated in this disclosure, we have concluded that we should measure the value of any beneficial terms of such loans at the time such loans were made, and record such value as compensation expense. Subsequent to the filing of our Form 10-Q, we have engaged an outside valuation consultant to assist us in finalizing our evaluation of the compensation cost to be recorded. The valuation of the benefits of the loans will include consideration of the credit risks at the time the loans were made. Accordingly, we do not expect to record any additional compensation expense unless the loan is subsequently amended, modified or forgiven to provide additional benefits to the borrower. Although we have concluded that the compensation expense related to this matter is immaterial, we will record the cumulative correction of the compensation expense in the fourth quarter of 2008 upon completion of our analysis and the finalization of estimated compensation cost.

As also requested in the Comment Letter, the Company specifically acknowledges that:

- We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
- We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and
- We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing addresses the comment raised in the Comment Letter within the initially requested timeframe for a response by the Company. Also, as discussed with Mark Rakip, we will call him during the week of November 24th to further discuss the SEC's comment and our final response to the SEC's comment. Nonetheless, if you have any questions or comments in the interim, please do not hesitate to call the undersigned at (312) 960-5175, or Scott Nelson at (312) 960-5842.

Respectfully submitted,

Edmund Hoyt
Chief Financial Officer
General Growth Properties, Inc.